Exhibit 24
CONFIRMING STATEMENT
This statement confirms that the undersigned,
Jon Robert Morrison, has authorized and
designated David E. Barnes and Laura L. Douglas,
singly, to execute and file on the his behalf all
Forms 3, 4, and 5 (including any amendments)
that he may be required to file with the U.S.
Securities and Exchange Commission as a result
of the his ownership of or transactions in
securities of American Axle & Manufacturing Holdings,
Inc. (AAM). The authority of David E. Barnes and
Laura L. Douglas under this statement shall continue
until the insider is no longer required to file
Forms 3, 4, and 5 with regard to securities of AAM,
unless earlier revoked in writing.The undersigned
acknowledges that David E. Barnes and Laura L. Douglas
are not assuming any of his responsibilities to comply
with Section 16 of the Securities Exchange Act of 1934.
Dated: November 5, 2014
/s/  Jon Robert Morrison